Rule 424(b)(2)
                                        File No. 33-63835

                         199,444  Shares

                     Dominion Resources Inc.

                          Common Stock
                      (Without Par Value)

  All 199,444 shares of Common Stock, without par value (the Common Stock), of Dominion Resources, Inc. (Dominion Resources) offered hereby (this Offering) are being sold by Selling Stockholders. See "Selling Stockholders." Dominion Resources will not receive any proceeds from the sale of shares by the Selling Stockholders. The Common Stock is listed on the New York Stock Exchange (NYSE) under the Symbol "D." See "Price Range of Common Stock and Dividend Policy."


                   __________________________


  Sales of Shares by the Selling Stockholders may be effected from time to time in one or more transactions on the NYSE or any other exchange on which the Common Stock may be admitted for trading (Exchanges) pursuant to and in accordance with the applicable rules of the Exchanges, in block transactions on the Exchanges pursuant to and in accordance with the applicable rules of the Exchanges, in negotiated transactions or in a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (Securities Act). See "Plan of Distribution".


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.








             The date of this Prospectus is November 20, 1995.

                      AVAILABLE INFORMATION

  Dominion Resources has filed with the Securities and Exchange Commission (the Commission) a registration statement on Form S-3 (the Registration Statement) under the Securities Act of 1933, as amended (the Securities Act), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to Dominion Resources and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and financial statement schedules thereto, which may be inspected without charge at the public reference facility maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  Dominion Resources is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the Exchange
Act), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements, and other information filed by Dominion Resources with the Commission can be inspected without charge at, and copies thereof may be obtained at prescribed rates from the public reference facilities of the Commissions principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following Regional Offices: 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Such reports, proxy and information statements and other information concerning Dominion Resources can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the Common Stock is listed.

  Dominion Resources hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the information that has been incorporated by reference in the Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). Requests for such copies should be directed to the Corporate Secretary, Dominion Resources, Inc., P.O. Box 26532, Richmond, VA 23261-6532, telephone number 804-775-5700.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, which have been filed with the Commission by Dominion Resources, are incorporated herein by reference:

 1. Dominion Resources' Annual Report on Form 10-K for the fiscal year ended December 31, 1994;
 2. Dominion Resources' Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September
    30, 1995; and
 3. Dominion Resources' current reports on Form 8-K, dated
    February 20, 1995 and April 17, 1995.

  All documents filed by Dominion Resources with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
                             The Company

  Dominion Resources was incorporated in Virginia in May 1983, and its principal office is at 901 East Byrd Street, Richmond,
Virginia 23219, telephone number (804) 775-5700.   The principal
assets of Dominion Resources are its investments in its subsidiaries: Dominion Capital, Inc. (Dominion Capital);
Dominion Energy, Inc. (Dominion Energy) and Virginia Electric and Power Company (Virginia Power), its largest subsidiary. On December 31, 1994, Dominion Resources owned all of the outstanding common stock of its subsidiaries.

  Virginia Power is the principal subsidiary of Dominion Resources. It is a regulated electric utility serving more than
1.8 million homes and businesses in Virginia as Virginia Power and in northeastern North Carolina as North Carolina Power. Virginia Power serves a 30,000 square-mile service area that includes populous Northern Virginia, metropolitan Richmond, and greater Hampton Roads, which includes Norfolk, Newport News and Virginia Beach. Among America s electric power companies, it is one of the 15 largest -- stated in total sales of electricity, in revenues or in assets. Virginia Power owns and operates nuclear, coal, natural gas, oil and hydroelectric power stations.

  Dominion Capital is the financial services and real estate subsidiary of Dominion Resources. Dominion Capital owns interests in an independent hydroelectric power plant in Vidalia, Louisiana and in one of Virginia s largest real estate management companies, and it uses its own assets to make equity and debt investments. Dominion Capital also administers an installment-purchase utility mutual fund. Dominion Capital owns and operates three high-quality residential real estate developments in or near Old Town Alexandria, Virginia, Williamsburg, Virginia and Charlotte, North Carolina.

  Dominion Energy is the independent power subsidiary of Dominion Resources. It has ownership and operating interests in seventeen independent power and cogeneration facilities in six states, Belize and Argentina; sixteen are in operation and the seventeenth will be in operation in 1995. Dominion Energy is also active in the natural gas business and held more than 325 billion cubic feet of reserves in the United States and Canada on December 31, 1994.

                              Use of Proceeds

  This Prospectus relates to shares of Common Stock of Dominion Resources owned by the Selling Shareholders which may be offered and sold by such Selling Shareholders from time to time. There will be no proceeds to Dominion Resources from this Offering.

                           Plan of Distribution

  Sales of the shares of Common Stock offered pursuant to this Prospectus (the Offered Shares) by the Selling Stockholders may be effected from time to time in one or more transactions on the Exchanges pursuant to and in accordance with the applicable rules of the Exchanges, in block transactions on the Exchanges pursuant to and in accordance with the applicable rules of the Exchanges, in negotiated transactions or in a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act.

  The Offered Shares were issued to the Selling Stockholders pursuant to the Agreement and Plan of Exchange dated August 30, 1995 executed by and among Stonewall Gas Company (Stonewall), Dominion Resources and Dominion Energy (the Transaction Agreement) and an Escrow Agreement attached as an exhibit thereto (the Escrow Agreement).

  On August 30, 1995, all outstanding shares of Stonewall's common stock were transferred to Dominion Energy and Dominion Energy transferred the number of shares of Common Stock equal to the agreed upon value of Stonewall as adjusted pursuant to the Transaction Agreement (the Exchange Consideration) to Crestar
Bank (the Escrow Agent).   The adjustment to be made on the
settlement date pursuant to the Transaction Agreement was made on October 30, 1995.

  Subsequent to the effective date of this Registration Statement, the Escrow Agent will distribute 32% of the shares of Common Stock to Stonewall's shareholders in proportion to their former ownership of Stonewall's common stock. An additional 33% of the shares of Common Stock will also be distributed to Stonewall's shareholders by the Escrow Agent. These shares, however, bear a restrictive legend and cannot be sold for two years and one day following August 30, 1995. This restriction has been implemented to preserve the tax-free status of the exchange as a "reorganization" within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code.

  The remaining 35% of the shares of Common Stock remain with the Escrow Agent for the period set forth in the Escrow Agreement to satisfy the indemnification obligations of Stonewall under the Transaction Agreement for the benefit of Dominion Energy.

  Under the terms of the Transaction Agreement, Dominion
Resources agreed to register the Offered Shares under the Securities Act.

  The shares of Common Stock offered pursuant to this Prospectus will be offered and sold on the NYSE pursuant to brokered transactions arranged on an individual basis by each Selling
Stockholder.

                           Selling Stockholders

  The shares of Common Stock offered by this Prospectus are beneficially owned by the Selling Stockholders listed below in the share amounts designated.

Selling Stockholder                Shares Beneficially Owned
  Benjamin A. Hardesty                         45,052
  R. Strother Scott                            22,553
  David D. Addison and Patti B. Hayden TTEES
    G. Douglas Hayden Trust U/A dtd 12/13/78   12,194
   Hungerford Incorporated                     11,895
   James Gordon Hanes, Jr.                     10,527
   Imperial Coal Sales Company Inc.
    c/o C. Lynch Christian, Jr.                 9,894
   Jesse A. Shell                               7,948
   Alice K. Potter, TTEE Alice K. Potter
    Trust UAD 8/27/87                           7,894
   A. Brian Cassada                             7,052
   Charles H. Merriman, III                     5,337
   Ronald I. Dozoretz                           5,106
   Margery Scott Johnson                        3,947
   S. Buford Scott                              3,947
   Frederic S. Bocock and Bessie Carter and
    Mary Hitz TTEES for Bessie B. Carter
    U/A dtd 6/1/64                              3,684
   Frederic S. Bocock and Bessie Carter and
    Mary Hitz TTEES for Frederic S. Bocock
    U/A dtd 6/1/64                              3,684
   HAMAC & Co. c/o Crestar Bank                 3,684
   Alfred P. Scott                              2,631
   Fred W. Scott, Jr.                           2,631
   Dorothy L. Queen                             2,158
  Bank One WV TTEE Under Will J. Robert Hornor  1,801
   Jeffrey K. MacNelly                          1,580
   Gregory A. Stark                             1,468
   Bank One WV TTEE S&J Retire Plan
    FBO Patrick D. Deem                         1,316
   Richard K. Elswick                           1,316
   Eliza S. Nevin Custodian John Irwin Nevin
    Und Unif Transfers to Min Act VA            1,316
   Eugenia S. Redmond                           1,316
   R. Strother Scott Custodian
    Evelina Nollen Massie Scott
    Und Unif Transfers to Min Act VA            1,316

  Selling Stockholder           Shares Beneficially Owned

   Robert T. Scott                             1,316
   R. Strother Scott Custodian
    R. Strother Scott, Jr. Und Unif Transfers
    to Min Act VA                              1,316
   William C. Scott                            1,316
   C. Lynch Christian, Jr.                     1,211
   Patrick D. Deem                             1,211
   Richard & Pamela DeBergh JT TEN             1,095
   Larry J. Cavallo                            1,053
   Diane M. McGovern-Svetina                   1,053
   Charles S. Snead                            1,053
   Renee I. Fox Personal Representative
    Estate of Lawrence O. Snead, III           1,053
   Alexander H. Bocock                           790
   Sharon K. Louk                                527
   William W. Crump                              315
   Beverley L. Crump                             315
   Leslie A. Hornor                              295
   Lynn Hornor Keith                             295
   Caroline Hornor Ramsey                        295
   Christopher A. Cook                           289
   Gaylord G. Buchanan                           263
   Charles W. Canfield                           263
   Linda S. Meredith                             263
   Robert S. Parker, Jr.                         263
   Anne Taylor Moorman                           107
   Roller Shipplett                               64
   B. A. Hardesty Custodian B. Ashby Hardesty, Jr.
    Und Unif Transfers to Min Act WV              36
   B. A. Hardesty Custodian Elizabeth Gray Hardesty
    Und Unif Transfers to Min Act WV              36
   Jean M. Hardesty                               36
   B. A. Hardesty Custodian Margaret McMillan Hardesty
    Und Unif Transfers to Min Act WV              36
   Bonita Patteson                                32
                                             199,444

   The Offered Shares were issued to the Selling Stockholders in connection with the Transaction Agreement by which the Selling Shareholders exchanged shares of common stock of Stonewall for shares of Common Stock of Dominion Resources. Pursuant to the Transaction Agreement, the Selling Stockholders are the beneficial owners of the Common Stock offered herein and Dominion Energy, a subsidiary of Dominion Resources, is the sole shareholder of Stonewall.

   Prior to August 30, 1995, Benjamin A. Hardesty held the offices of President and Chief Executive Officer of Stonewall, A. Brian Cassada held the offices of Vice President and Chief Financial Officer of Stonewall and Diane M. McGovern held the office of Secretary of Stonewall. Prior to August 30, 1995, Benjamin A. Hardesty, C. Lynch Christian, Jr., Patrick D. Deem, Charles H. Merriman, III and R. Strother Scott served on the Board of Directors of Stonewall. Currently, Benjamin A. Hardesty is the President of Dominion Appalachian Development, Inc., Dominion Appalachian Development Properties, LLC, Stonewall, Chesterfield Gas Company and Gas Exploration and Development Company, which are all indirectly wholly-owned subsidiaries of Dominion Resources.

   As of the date of this Prospectus, the Selling Shareholders are the beneficial owners of a total of 199,444 shares of Common Stock, or less than .3% of the aggregate outstanding shares of Common Stock. The Offered Shares may be offered from time to time for resale by this Prospectus. Nevertheless, no Selling Shareholder is obligated to offer or sell all or any of the Common Stock beneficially owned by such Selling Shareholder.

                        Description of Common Stock

   A total of 300,000,000 shares of Common Stock without par value is authorized by Dominion Resources Articles of Incorporation, of which 175,615,059 shares were issued and outstanding as of September 30, 1995. All outstanding shares of Common Stock are fully paid and non assessable.

   The holders of Dominion Resources' Common Stock do not have any pre-emptive rights to acquire unissued shares of Dominion Resources or to acquire any securities convertible into or exchangeable for such shares or to acquire any options, warrants or rights to purchase such shares. There are no cumulative voting rights, conversion rights, redemption rights or sinking fund provisions associated with the Common Stock of Dominion Resources.

   Dividends.  Dividends may be paid upon Dominion Resources
Common Stock out of any assets of Dominion Resources available for dividends.

   Liquidation Rights. In the event of any liquidation, dissolution or winding up of Dominion Resources, the Board of Directors of Dominion Resources may, after satisfaction of the rights of the holders of all shares of preferred stock, or the deposit in trust of money adequate for such satisfaction, distribute in kind to the holders of the Common Stock all of the then remaining assets of Dominion Resources or may sell, transfer, or otherwise dispose of all or any of such remaining assets of Dominion Resources and receive payment therefor wholly or partly in cash and/or in stock and/or in obligations and may sell all or any part of the consideration received therefor and distribute all the balance thereof in kind to the holders of the Common Stock of Dominion Resources. Dominion Resources currently has no issued and outstanding preferred stock.

   Voting Rights. Each holder of Common Stock of Dominion Resources is entitled to one vote per share, either in person or by proxy, on all the matters voted on by the stockholders of Dominion Resources. Except as provided in the Articles of Incorporation or as mandatorily provided by the laws of the Commonwealth of Virginia, a quorum at any meeting shall consist of a majority of the shares outstanding, and a plurality vote of such quorum shall govern.

                  Common Stock Dividends and Price Range

   Virginia Power and (beginning in September 1983) Dominion Resources have paid cash dividends on their publicly held Common Stock in each year since 1925. Such dividends were paid in the following annual amounts per share for the last five years:
(adjusted to reflect a 3 for 2 stock split for Dominion Resources' shares of record on January 2, 1992): 1990 -- $2.23; 1991 -- $2.32; 1992 -- $2.40; 1993 -- $2.48 and 1994 -- $2.55.
Typically, in the fall of each year, Dominion Resources' Board of Directors reviews the Common Stock dividend rate. In October 1995, the Board declared a dividend at an indicated annual rate of $2.58 per share.

   The following table shows the high and low sales prices of Dominion Resources' Common Stock as reported on the composite tape by The Wall Street Journal.

            YEAR             HIGH               LOW
            1993

First quarter               44 1/4             38 1/4
Second quarter              45                 41 7/8
Third quarter               48 7/8             44 1/8
Fourth quarter              49 1/2             43 7/8

            1994

First quarter               45 3/8             39 5/8
Second quarter              42 1/2             35 7/8
Third quarter               38 3/8             34 7/8
Fourth quarter              38 1/8             35 1/8

            1995

First quarter               39 1/4             35 1/2
Second quarter              38 5/8             35 7/8
Third quarter               37 7/8             35 1/4
Fourth quarter
(through November
17, 1995)

The last reported sale price of Common Stock on The New York
Stock Exchange on November 17, 1995 was $39.875 per share.

   The price of common stock varies over time and neither the price of Dominion Resources' Common Stock nor the dividends paid upon Dominion Resources' Common Stock are guaranteed by any governmental authority or otherwise.

                               Legal Matters

   Certain legal matters in connection with the issuance of the shares of Common Stock offered by this Prospectus will be passed on for Dominion Resources by Baker & Botts, L.L.P., Washington
D.C.

                                  Experts

   The financial statements and related consolidated financial statement schedules of Dominion Resources incorporated by reference from Dominion Resources' Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference, and have been so incorporated in reliance upon such opinions given upon the authority of that firm as experts in accounting and auditing.